

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2010

Mr. Gerard Werner
President, Director and General Counsel
Kohler Capital III, Corporation
2208 Pershing Avenue
Sheboygan, Wisconsin 53083

Re: Kohler Capital III, Corporation
Form 10-12G
Filed November 15, 2010
File No. 000-54195

Dear Mr. Werner:

    We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   Please revise to provide updated interim financial statements (as well as "from inception to date") in accordance with Rule 8-08 of Regulation S-X.

2.   We note that the cover page of your registration statement still includes references to "small business issuers". Please remove any such references.

Item 1A. Risk Factors

3.   We note that in response to our prior comment 4 in our letter dated October 19, 2010 you replaced the word "assurance" with "certainty" in many places. As we stated in our prior comment, the point of a particular risk factor is to discuss a material risk and explain to the reader the likelihood of the risk impacting an investment in your securities, not your ability to provide assurance. Replacing "assurance" with "certainty" does not address our comment. In addition, please avoid making statements regarding your ability to predict whether an event might or might not happen. Please revise.

1. The majority control by the Company's Principal Shareholders, Officers and Directors may negatively impact the operation of the Company

4.   We note that you have revised your disclosure to state that your "principal shareholder, officer and director" will beneficially own 93% of your common stock. We also note your response to our prior comment 5 that you have three principal shareholders who together own 91% of your common stock. Please revise as appropriate, or please provide more detail as to how the 93% ownership has been calculated.

Item 4. Security Ownership of Certain Beneficial Owners and Management

5.   In your response to our prior comment 10, you disclosed that you have three shareholders who are the beneficial owners of more than 5% of your outstanding shares of common stock. Revise the beneficial ownership table to identify the two shareholders that are not already listed as well as any additional shareholders who are required to be included on this table. Refer to Item 403(a) of Regulation S-K.

Item 9. Market Price and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Market Price

6.   Please update any references to NASD to reflect its current title, FINRA, as appropriate.

Signatures

7.   Please include a currently dated signature in your next amendment.

You may contact William Schroeder at (202) 551-3294 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Magnor at (202) 551-3454 or me at (202) 551-3434 with any other questions.

Sincerely,

Michael Clampitt
Senior Attorney